UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HERCULES OFFSHORE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

427093109

(CUSIP Number)

April 27, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 427093109	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seahawk Drilling, Inc. IRS Employer Identification No. 72-1269401
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 22,321,425
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,321,425
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 16.24%
12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 427093109	Page 3 of 5

Item 1	(a)	Name of Issuer

Hercules Offshore, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices

9 Greenway Plaza, Suite 2200, Houston, Texas 77046

Item 2	(a)	Name of Person(s) Filing

Seahawk Drilling, Inc. (the “Company”)

Item 2	(b)	Address of Principal Business Office or, if none, Residence

5 Greenway Plaza, Suite 2700, Houston, Texas 77046

Item 2	(c)	Citizenship

Delaware

Item 2	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2	(e)	CUSIP Number

427093109

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

SCHEDULE 13G

CUSIP No. 427093109	Page 4 of 5

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

22,321,425 shares of Common Stock

(b) Percent of Class:

The Company is the beneficial owner of 16.24% of the outstanding shares of the Common Stock. This percentage is determined by dividing 22,321,425 by 137,436,781 shares of Common Stock issued and outstanding on April 27, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2011.

(c) Number of Shares As To Which the Person Has:

(i) Sole Power to Vote or to Direct the Vote:

22,321,425 shares of Common Stock

(ii) Shared Power to Vote or to Direct the Vote:

0

(iii) Sole Power to Dispose or to Direct the Disposition of:

0

(iv) Shared Power to Dispose or to Direct the Disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 22,321,425 shares of Common Stock (the “Hercules Shares”), except that the Hercules Shares are subject to the terms of an escrow agreement pending confirmation of a plan of reorganization by the Bankruptcy Court (as defined below) and subsequent distribution to claim holders and interest holders of the Debtors (as defined below) pursuant to a plan of reorganization. On February 11, 2011, the Company and certain of its subsidiaries, Seahawk Global Holdings LLC, a Delaware limited liability company, Seahawk Mexico Holdings LLC, a Delaware limited liability company, Seahawk Drilling Management LLC, a Delaware limited liability company, Seahawk Drilling LLC, a Delaware limited liability company, Seahawk Offshore Management LLC, a Delaware limited liability company, Energy Supply International LLC, a Delaware limited liability company, and Seahawk Drilling USA LLC, a Delaware limited liability company (collectively, the “Debtors”), each filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division (the “Bankruptcy Court”). On April 27, 2011, the Debtors sold substantially all of their assets to the Issuer in a sale approved by the Bankruptcy Court. The Company received total consideration, subject to post-closing adjustment, consisting of the Hercules Shares and $25,000,012 in cash.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 427093109	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2011

Seahawk Drilling, Inc.

/s/ James R. Easter
By: James R. Easter
Title: President and Chief Executive Officer